Exhibit 21.1

SIFCO Industries, Inc.
Subsidiaries of the Company
September 30, 2018

Subsidiary	State of Jurisdiction of Incorporation

SIFCO Custom Machining Company	Minnesota
T&W Forge, LLC	Ohio
SIFCO Turbine Component Services LLC	Ohio
SIFCO Irish Holdings, Limited	Ireland
SIFCO Turbine Components Limited	Ireland
Quality Aluminum Forge, LLC	Ohio
General Aluminum Forgings, LLC	Ohio
C Blade S.p.A. Manufacturing & Forging	Italy